Exhibit 99.4

1.	What’s happened?

Deltek and certain of its affiliates have entered into an agreement to acquire Onvia, a publicly traded company listed on NASDAQ under the symbol “ONVI”. Onvia has nearly 3,000 clients, including many IT, professional services and architecture, engineering and construction (AEC) firms, and provides coverage of procurement information for the U.S. state, local and education (SLED) markets. Similar to GovWin IQ, Onvia is a subscription and internet-based information service provider.

2.	Why are we interested in acquiring Onvia?

Onvia is a provider of market information companies selling in the U.S. state, local and education markets. Coupled with GovWin IQ, Deltek believes that this acquisition will further strengthen its market-leading suite of intelligence and information solutions and add even more opportunities for Deltek’s and Onvia’s customers.

3.	What are the terms of the agreement to acquire Onvia?

Under the terms of the agreement, Deltek’s parent company will acquire all of the outstanding shares of Onvia’s common stock for $9.00 per share in an all-cash tender offer. The Onvia Board of Directors unanimously approved the transaction and is recommending that Onvia stockholders tender their shares in the offer. The transaction is conditioned upon satisfaction of the minimum tender condition, which requires that shares representing more than 50 percent of Onvia’s common stock be tendered and other customary closing conditions.

4.	When do we expect this to close?

We expect the transaction to close during the fourth quarter of this year.

5.	How are we notifying customers?

Onvia and Deltek issued public press releases on October 5, shortly after signing the agreement. In addition, Deltek has sent an email notifying its customers.

6.	What are our plans for integrating Onvia with Deltek’s products?

We will be considering our plans for integrating Onvia’s products over the course of the next several weeks. Because the transaction has not yet been finalized, and for regulatory reasons, we have not made any integration decisions.

7.	What if a customer asks me about Onvia?

You can share that Deltek has reached an agreement to acquire Onvia and we anticipate the acquisition closing during the fourth quarter of this year. Deltek believes this acquisition will further strengthen its market-leading suite of intelligence and information solutions and add even more opportunities for Deltek’s and Onvia’s customers. We intend to provide more information to customers after the transaction has closed.

8.	Are we rebranding Onvia or changing the product?

We will be evaluating the most effective ways to integrate Onvia’s solutions and how we go to market with Onvia, GovWin IQ and other Deltek solutions in the coming weeks.

9.	What does this mean for our GovWin customers and Onvia customers?

The combination of market intelligence from Deltek and Onvia brings increased value to the subscribers of both products. We expect GovWin IQ’s government market intelligence and Onvia’s SLED coverage to strengthen Deltek’s market-leading suite of intelligence and information solutions and add even more opportunities for customers selling to the $2 trillion U.S. public sector.

Sales/Customer Success

10.	If I have a prospect evaluating Onvia and GovWin, what do I tell them?

The prospect should make their decision based on which solution best meets their needs. We expect that once the transaction closes, Deltek and Onvia customers will receive the best market intelligence from both solutions, so there is no reason to delay their purchase.

11.	If I’m currently selling GovWin, will I also be selling Onvia in the future?

We will be considering our plans for integration over the coming weeks and will announce our plans in greater detail following closing.

12.	Are there plans to integrate Onvia with other Deltek products, like our CRM solutions?

We will be considering our plans for integration over the coming weeks and will announce our plans in greater detail following closing. However, Deltek believes that integrating Onvia’s content with its CRM solutions will be an obvious opportunity to pursue.

13.	When can I begin to talk about Onvia to potential customers?

You can share the email that went out to primary customer contacts with any customer immediately, but should otherwise refer customers to publicly filed information or the appropriate Deltek spokesperson identified below.

14.	If I get asked a question I don’t know the answer to, where do I go?

This is all the information we are providing at this point, and we will provide some additional detail after closing. You can reach out to Mike Corkery, Mary Beth Cockerham, Brian Haney or Kevin Plexico if needed.

15.	What do I do if a reporter or industry analyst calls or emails me with questions?

Do not answer any questions from a reporter or analyst. Please forward them immediately to an appropriate spokesperson at Deltek, either Mike Corkery or Lauran Cacciatori.

Lauran Cacciatori: LauranCacciatori@deltek.com, 703-885-9947

16.	How can I find out more information on this acquisition?

For additional information, please read the press release issued on October 5 and posted on Deltek.com. You can also ask your leadership if you have any further questions.

Additional Information

This communication and the description contained herein is for informational purposes only and is not a recommendation, an offer to buy, or the solicitation of an offer to sell any shares of Onvia’s common stock. The tender offer referenced in this communication has not commenced. Upon commencement of the tender offer, Deltek, its parent company, Project Diamond Intermediate Holdings Corp. (“Project Diamond”), and Project Diamond’s wholly owned subsidiary, Project Onvia Merger Sub, Inc. (“Merger Sub”), will file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase (the “Offer to Purchase”), a form of letter of transmittal (the “Letter of Transmittal”) and other related documents. After this filing, Onvia will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Deltek, Project Diamond, Merger Sub and Onvia intend to mail documents to the stockholders of Onvia. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND STOCKHOLDERS OF ONVIA ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Stockholders of Onvia will be able to obtain a free copy of these documents (when they become available) and other documents filed by Onvia, Deltek, Project Diamond or Merger Sub with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders of Onvia may obtain a free copy of these documents (when they become available) by visiting Onvia’s website at www.ir.Onvia.com.

The Offer to Purchase is not being made to holders of (nor will tenders be accepted from or on behalf of holders of) shares of Onvia’s common stock in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub, Project Diamond or Deltek.

Forward-Looking Statements

The information provided in this communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements may include, among others, statements regarding the tender offer, the expected timing of its completion and the completion of the related transactions, the expected benefits of the tender offer and the related transactions, and Deltek’s industry, business strategy, goals, projections and expectations. Forward-looking statements may be indicated by words or phrases such as “anticipate,” “estimate,” “plans,” “expects,” “projects,” “should,” “will,” “believes,” “intends” and similar words and phrases. These statements reflect management’s current beliefs and are not guarantees of future performance. They involve risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statement. Such risks and uncertainties include (1) uncertainties as to the timing of the proposed transactions relating to the tender offer; (2) the risk that the proposed transactions, including the tender offer and related merger, may not be completed in a timely manner or at all; (3) uncertainties as to the percentage of Onvia’s stockholders that will support the proposed transactions and tender their shares in the tender offer; (4) the possibility that competing offers or acquisition proposals for Onvia will be made; (5) the possibility that any or all of the various conditions to the consummation of the proposed transactions may not be satisfied or waived; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger (such as the occurrence of a material adverse effect); (7) the effect of the announcement or pendency of the proposed transactions on Onvia’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, and its operating results and business generally; (8) the risk that stockholder litigation in connection with the proposed transactions may result in significant costs of defense, indemnification and liability; and (9) other factors as set forth from time to time in Deltek’s filings with the SEC. You should not place undue reliance on any forward-looking statements. These statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.